REVISED SCHEDULE A
To the Subadvisory Agreement, made the 1ST day of September, 2012 by and between Allianz Investment Management LLC, a Minnesota limited liability company, and Pyramis Global Advisors, LLC, a Delaware limited liability company (the “Subadvisor”).

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

AZL Pyramis Core Bond Fund

Average Daily Net Assets*                                                                           Rate

First $100 million                                                                                     0.25%
Next $400 million                                                                                     0.18%
Over $500 million                                                                                     0.13%

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets are $600 million, a rate of 25 bps would apply to $100 million, a rate of 18 bps would apply to $400 million, and a rate of 13 bps would apply to the remaining $100 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Fund.

Acknowledged:

ALLIANZ INVESTMENT                                                                        PYRAMIS GLOBAL
MANAGEMENT LLC                                                                             ADVISORS, LLC

By:  /s/ Brian Muench                                                          By:  /s/ Maureen Fitzgerald

Name:  Brian Muench                                                         Name:  Maureen Fitzgerald

Title:  President                                                                                           Title:  Head of NA Inst Distribution

Effective 10-31-2014

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